1510 Longbranch Avenue
Grover Beach, CA 93433
805-704-9310

April 27, 2016

Via Edgar

Re:          App Incline Corporation
Registration Statement on Form S-1
Filed March 29, 2016
File No. 333-210462

After Careful Consideration and To Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated April 20, 2016 concerning App Incline Corporation and the registration statement on Form S-1 referenced above (the “Company”).

General

1.
We note that you have nominal assets and your operations to date have been primarily organizational.  As such, we believe you may be a shell company pursuant to Securities Act Rule 405 of Regulation C.  Please disclose your shell company status on the prospectus cover page and add a risk factor that highlights the consequences of shell company status, or advise. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Rule 405 of Regulation C defines a shell company as an entity with:

(1) No or nominal operations; and
(2) Either:
(i) No or nominal assets;
(ii) Assets consisting solely of cash and cash equivalents; or
(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Although at filing we had not yet made any sales, we have been working diligently to build sales from the outset.  As evidenced by our financial statements included in our first amendment, we begun to earn $252 in net revenues in a short period of time.  Our assets consist mainly of the software for the SoundVine app. As we have begun marketing efforts on SoundVine, we believe we will see immediate growth.  We own the app outright, thus there is no tentative value based on the projections of a licensing agreement or other legal structure that limits our access to the asset.  As a software application that is live and in them market, we have an asset and operations that exceed nominal.  Given the nature of our business we believe our operations and assets are more than sufficient to be deemed greater than nominal.  As we do not agree that we are a shell company, we have made no changes to the registration statement in this regard.

2.
It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.  If so, please disclose that fact and its implications in your filing.  For example, please clearly disclose your election under Section 107(b) of the JOBS Act.  If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, include a statement that the election is irrevocable.

We have added appropriate disclosures as they relate to emerging growth company and our election under Section 107(b) of the JOBS Act.

3.
You disclose that you have generated minimal revenue to date throughout the prospectus. However, we note your disclosures in the second risk factor on page 8 and in Note 2 on pages F-8 and F-15 that you have not generated any revenue.  Please reconcile or advise.

We have reconciled to reflect minimal revenues throughout.

Prospectus Summary, page 5

4.
You disclose that the cost of being a reporting company will be approximately $60,000 for the 12 months following this primary offering.  On pages 15 and 31, however, you indicate that the estimated cost is $20,000.  Please reconcile.

We have reconciled and adjusted based on our estimations.

Risk Factors

 “Presently, the Company’s president has other outside business activities . . . .  ,” page 9

5.
You state that Mr. Elmquist devotes approximately 20 hours per week to your operations. Furthermore, on page 29, you state that he devotes up to 20 hours per week.  Please revise to clarify the minimum number of hours per week that he devotes to your operations.

We have amended to state that Mr. Elmquist will devote 20 hours per week and have reconciled throughout.

“The Company’s stock price may be volatile.”  page 12

6.
You indicate that you will apply to list your common stock on a national exchange when it appears that you are referring to the OTC Bulletin Board.  In this regard, we note your disclosure on page 7.  Please reconcile.

We have amended to state OTC Markets Pink Sheets.

“If a market for our Common Stock does not develop, shareholders may be unable,” page 13

7.
Your disclosure indicates that your common stock will be listed on the OTC Pink or OTCQB marketplace.  In this same risk factor and in other disclosures, however, you state your intention to list your common stock on the OTC Bulletin Board.  Please reconcile.

We have removed all references to the OTC Bulletin Board throughout.

Use of Proceeds, page 13

8.
You state that the proceeds from this offering will not be used to pay Mr. Elmquist for his services to the company.  In the second risk factor on page 10, however, you indicate that he may decide in his sole discretion to use some of the funds for this purpose.  Please reconcile or advise.

We have provided additional disclosure in the discussion of Use of Proceeds that Mr. Elmquist may exercise said discretion.

Dilution, page 18

9.	Please revise the offering price per share that is depicted in the last column of the second table.

We have made appropriate changes.

Description of Business, page 20

10.
We note that you cite to reports throughout for statistical information about the mobile application industry.  Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing.  Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document.  Furthermore, it appears that the citation in the first paragraph on page 24 is inaccurate.  Please revise or advise.

We have either removed references and content where there is only web access to the resource, or we have cited the resource in standard form without reference to websites.

Current Operations, page 24

11.
It appears that some of the information regarding your plan of operations is inconsistent with your disclosure on page 27.  For example, you state here that Phase 2 of your plan involves contracting with a marketing company, but on page 27, you indicate that this will not happen until Phase 3.  Please reconcile or advise.

We have removed all references to “Phase 3” as we only have plans thus far through Phase 2, thus we’ve incorporated anything referenced in Phase 3 to be considered part of Phase 2.

Product, page 25

12.
You include screenshots of your mobile application, SoundVine, that contain information derived from third-party sources.  As there is no explanation of the significance of these screenshots, please expand upon your disclosures to address their content and source.

We have removed all graphics with references to third parties.

Directors, Executive Officers, Promoters and Control Persons, page 32

13.
Please revise Mr. Elmquist’s biographical information to clarify his principal occupations and employment during the past five years, including the name and business of any company for which he worked.  Refer to Item 401(e) of Regulation S-K.

We have updated in accordance with Item 401(e) of Regulation S-K.

Executive Compensation, page 33

14.
We note that the summary compensation table includes salary earned by Mr. Elmquist during the three-month period ending December 31, 2015.  Please revise this figure to correspond with the salary earned by him during your last completed fiscal year, which appears to have ended September 30, 2015.  Furthermore, you disclose that he earned $50,000 in other compensation when a portion of that amount was allocated to reimbursement.  In this regard, we note your disclosure on page 30 that he received $42,608 of that amount as compensation.  Please revise.

We have revised to account for reimbursement and for the full fiscal year.

 Certain Relationships and Related Transactions, page 35

15.
We note that information regarding the unsecured promissory note’s term and interest does not correspond with related disclosures on pages 38 and F-16 as well as Exhibit10.2.  Please revise.  Furthermore, please tell us your consideration for disclosing repayment of this note in the Use of Proceeds section.

We have revised for consistency with the terms of the promissory note, generally. Repayment of the promissory note was not included in the Use of Proceeds as we believe that we will generate sufficient revenues to repay the balance of the promissory note by its maturity date.  Further, as the debt is owed to Adam Elmquist, our sole officer and director, in the event that the promissory note is not paid upon maturity, it is likely that Mr. Elmquist will extend the term of the note.  Therefore, we do not believe it necessary to include repayment of the promissory note in the Use of Proceeds.

Exhibits, page 41

16.	Please file the form of subscription agreement that you will require investors in the offering to execute. We note the disclosure on pages 17 and 18 in this respect.

We have included a copy of the form of subscription agreement with this amended Registration Statement.

The Company hereby acknowledges:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Adam Elmquist
Adam Elmquist
President

cc:       William Eilers, Eilers Law Group, P.A.